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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         Cablevision Systems Corporation
                      -------------------------------------
                                (Name of Issuer)

       Cablevision NY Group Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

             Cablevision NY Group Class A Common Stock: 12686C-10-9
             ------------------------------------------------------
                                 (CUSIP Number)

                                  June 30, 2004
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON                                John A. MacPherson

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS                               00 - See Item 3 of Statement

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

      NUMBER OF               7. SOLE VOTING POWER                        26,184
       SHARES

    BENEFICIALLY              8. SHARED VOTING POWER                           0
      OWNED BY
        EACH                  9. SOLE DISPOSITIVE POWER                   26,184
      REPORTING
    PERSON WITH              10. SHARED DISPOSITIVE POWER                      0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        26,184

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

14.   TYPE OF REPORTING PERSON                                                IN

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                            Amendment to Schedule 13D

            This Amendment to Schedule 13D is being filed by John A. MacPherson, who previously reported as Trustee of the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No.3, the CFD Trust No. 4, the CFD Trust No. 5, and the CFD Trust No. 6, on Schedule 13D as a member of a group (the "Group") that included, in addition to Mr. MacPherson , the following persons: Charles F. Dolan; Helen A. Dolan, individually and as a Trustee of the Charles F. Dolan 2001 Family Trust (the "2001 Trust"); James L. Dolan, individually and as a Trustee of the D.C. James Trust, and as Trustee of the Marissa Waller 1989 Trust, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan) and the Ryan Dolan 1989 Trust; Thomas C. Dolan, individually and as a Trustee of the D.C. Thomas Trust; Patrick
F. Dolan, individually and as a Trustee of the D.C. Patrick Trust and as Trustee of the Tara Dolan 1989 Trust; Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, and the Dolan Progeny Trust (collectively, the "Family Trusts"), and the D.C. Kathleen Trust; Marianne Dolan Weber, individually and as a Trustee of each of the Family Trusts and the D.C. Marianne Trust; Deborah A. Dolan-Sweeney, individually and as a Trustee of each of the Family Trusts and the D.C. Deborah Trust; Lawrence J. Dolan, as a Trustee of the 2001 Trust; Paul J. Dolan, as a Trustee of each of the Family Trusts, the D.C. Kathleen Trust, and the D.C. James Trust, and as Trustee of the CFD Trust #10; Matthew J. Dolan as a Trustee of the D.C. Marianne Trust and the D.C. Thomas Trust; Mary S. Dolan, as a Trustee of the D.C. Deborah Trust and the D.C. Patrick Trust; and Dolan Family LLC, a limited liability company organized under the laws of the State of Delaware.

            On June 30, 2004, John A. MacPherson ceased to be Trustee of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6. As a result, he ceased to be a Member of the Group. This
Schedule 13D is being filed to report that change and the end of John A. MacPherson's filing obligation.

ITEM 5      INTERESTS IN THE SECURITIES OF THE ISSUER

            The disclosure in sections (a) and (b) Item 5 is hereby amended by adding the following paragraph:

            "John A. MacPherson may be deemed to beneficially own an aggregate of 26,184 shares of Class A Common Stock. This aggregate amount represents approximately 0.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 26,184 shares of Class A Common Stock owned of record personally."

            The disclosure in section (c) of Item 5 is hereby amended by adding the following paragraph:

            "On June 30, 2004, John A. MacPherson ceased to be a trustee of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6. As a result, he ceased to be a Group Member and a beneficial owner of the 10,380,845
            shares of Class     B Common Stock held by the CFD Trusts Nos. 1
            through 6."

            The disclosure in section (e) is hereby amended by adding the following paragraph:

            "On June 30, 2004, John A. MacPherson ceased to be a trustee of the CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5 and CFD Trust No. 6. As a result, he ceased to be a Group Member and a beneficial owner of the 10,380,845 shares of Class B Common Stock held by the CFD Trusts Nos. 1 through 6. "

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SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 30, 2004

                                              JOHN A. MACPHERSON

                                              By:              *
                                                  ---------------------------

* By: /s/ William A. Frewin, Jr.
      -----------------------------
      As Attorney-in-Fact

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